REQUEST FOR WITHDRAWAL

[Professional Veterinary Products Letterhead]

VIA EDGAR AND FACSIMILE
December 13, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Professional Veterinary Products, Ltd.
Post-Effective Amendment No. 2 to
Form S-1 filed December 2, 2005
Registration Number 333-120426
Ladies and Gentlemen:
     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), Professional Veterinary Products, Ltd (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, file number 333-120426. Such Post-Effective Amendment No. 2 was filed with the Commission on December 2, 2005. Please note that the Post-Effective Amendment No. 2 to the Registration Statement has not yet been declared effective and that no shares of the Registrant’s common stock have been offered or sold pursuant to the Post-Effective Amendment No. 2. The Post-Effective Amendment No. 2 was withdrawn to include additional disclosures required by the recently amended Act. The Company intends to file a new Post-Effective Amendment to the Registration Statement with the Commission shortly.
     Should you have any questions or require additional information, please call Amber Neubert of Baird Holm at (402) 636-8248.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
By:	/s/ Dr. Lionel L. Reilly
Lionel L. Reilly, D.V.M.
President and Chief Executive Officer